Arthur J. Gallagher & Co.

April 2, 2024

VIA EDGAR

Ms. Cara Lubit

Mr. Robert Klein

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Arthur J. Gallagher & Co.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 9, 2024
File No. 001-09761

Dear Ms. Lubit and Mr. Klein:

On behalf of Arthur J. Gallagher & Co. (“we”, “our” or the “Company”), this letter responds to your letter dated March 19, 2024 to Douglas K. Howell, Chief Financial Officer, which sets forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on Arthur J. Gallagher & Co.’s Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) filed on February 9, 2024. The Staff’s comments are set forth below, followed by our related responses. If you have further questions, we would be pleased to discuss the response with you at your convenience.

Form 10-K for the Fiscal Year ended December 31, 2023

Note 5. Change in Presentation of Fiduciary Assets and Liabilities, page 89

1.

We note your disclosure that you revised your balance sheet and statement of cash flows presentation to separately identify and present fiduciary assets and liabilities and that you also made certain revisions to fiduciary balances related to the former Willis Re operations from gross to net presentation to align with your accounting policy and presentation. For each change and revision reflected in the financial statements, please address the items below.

•	Clarify whether you concluded that your prior presentation (e.g., gross to net, statement of cash flow classification, etc.) was an error and how you considered ASC 250 in your determination.

2850 Golf Road

Rolling Meadows, IL 60008

630.773.3800

www.ajg.com

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•

To the extent applicable, provide us with a detailed description of any error(s), including but not limited to who identified them, when and how, whether they were the result of control deficiencies, as well as your assessment of materiality, individually and in the aggregate, that addresses both qualitative and quantitative factors and consideration of guidance in ASC 250, SAB 99, and management’s assessment of design and effectiveness of ICFR.

•

Provide us with an accounting analysis, citing authoritative literature, explaining your presentation before and after implementing these changes to your presentation. For example, explain why net change in fiduciary assets and liabilities appears to have moved from operating activities to financing activities within the statement of cash flows.

RESPONSE

Background

As an insurance broker, we hold funds in a fiduciary capacity on behalf of clients, including premiums received from clients and claims due to clients that are in transit to and from insurers and reinsurers. Certain funds held on behalf of clients are invested in interest-bearing premium trust accounts, which qualify as cash equivalents, and can fluctuate significantly depending on when we collect and remit cash. We earn interest income on these accounts, which is classified as revenues on the Company’s consolidated statement of earnings. We have historically presented and will continue to present fiduciary cash, fiduciary receivables and fiduciary liabilities in our consolidated balance sheet, which is consistent with the presentation of certain other issuers who also control and hold funds on behalf of their clients. In addition, we have historically presented net cash inflows and outflows related to fiduciary cash, fiduciary receivables and fiduciary liabilities in our consolidated statement of cash flows within cash flows from operating activities and included fiduciary cash in our reconciliation of beginning and end of period cash, cash equivalents, restricted cash and fiduciary cash.

We continually evaluate our own financial statement presentations and footnote disclosures to assess whether we can provide enhanced comparable and transparent information for investors as well as continued compliance with GAAP and Securities and Exchange Commission (“SEC”) requirements. We also consider the needs of readers of our financial statements as a whole. In addition, we compare our financial statements and footnote disclosures to our primary insurance brokerage peers, including Aon plc (“Aon”), Brown & Brown, Inc. (“Brown”), Willis Towers Watson plc (“WTW”) and Marsh & McLennan Companies, Inc. (“Marsh”). We had recently noted that our financial statement presentation of fiduciary assets and liabilities differed from that of most of our peers in that our fiduciary assets did not equal our fiduciary liabilities, primarily because we included agency billed commissions and fees receivables in premiums and fees receivables rather than separately identifying and presenting them as accounts receivables. In addition, fiduciary cash was included in restricted cash and certain of our fiduciary items were comingled with other current asset and liability accounts, whereas most of our peers include them as fiduciary assets that equal fiduciary liabilities.

In our disclosures we also noted that we present the change in fiduciary assets and liabilities in the operating section of the statement of cash flows, whereas our peers recently changed their presentation to provide such information in the financing section of their statement of cash flows. In their respective periodic reporting, our peers reclassified their cash flow presentation in earlier periods in Q4 2021 (for Aon, WTW and Marsh) and Q1 2022 (for Brown). Prior to Q4 2021, Aon, WTW and Marsh

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did not reflect fiduciary/restricted cash as total cash in their statement of cash flows. Prior to Q1 2022, Brown presented fiduciary assets and liabilities on the balance sheet and the fiduciary/restricted cash in the statement of cash flows in a manner similar to our former presentation. Please see our peers’ Annual Reports on Form 10-K for the applicable periods for the disclosures and changes in presentations discussed above. With the exception of Brown, the presentation changes made by our peers were not relevant to our overall presentation because we historically included all cash and cash equivalents (in accordance with our policy), including fiduciary/restricted cash, in our consolidated statement of cash flows.

Overview of Balance Sheet and Statement of Cash Flows Reclassification Project

Although the Company was aware of the different approaches taken by its peers for many years, changes they made in the presentation of fiduciary activity in the statement of cash flows in 2021 and 2022 led us to evaluate our presentation of fiduciary assets and liabilities on our balance sheet in the first quarter of 2023. As a result, we determined to change the fiduciary cash presentation in our balance sheet and statement of cash flows to align with our peers and improve comparability of these items for our investors, analysts and other users of our financial statements.

A primary result of our balance sheet and statement of cash flows reclassification project was to separately identify and present fiduciary assets that equal fiduciary liabilities. In addition, while we have always presented fiduciary cash and changes thereto in the statement of cash flows, we decided to present the net changes in fiduciary assets/liabilities (i.e., impact on fiduciary cash) in the financing section of the statement of cash flows versus the operating section where it has historically been presented. The impact of our balance sheet and statement of cash flows reclassification project on the December 31, 2022 balance sheet and the statement of cash flows for the years ended December 31, 2022 and 2021 (operating activities) was presented in Note 5 to the consolidated financial statements on pages 89 to 91 of our 2023 Form 10-K. We first made these disclosures in Note 1 to the consolidated financial statements in our first quarter 2023 Form 10-Q.

As discussed below, we evaluated the change in presentation of fiduciary assets and liabilities under ASC 250 and determined that our revised presentation of fiduciary assets and liabilities on the balance sheet and the change in the net fiduciary assets/liabilities (i.e., impact on fiduciary cash) in the statement of cash flows is not a change in accounting principle nor a correction of an error.

However, we also identified two balance sheet errors, as discussed below. The first balance sheet error related to the incorrect application of our accounting policy related to the Willis Re acquisition in December 2021 that resulted in a gross-up of both the fiduciary assets and liabilities on the consolidated balance sheet as of December 31, 2022 and 2021. The second balance sheet error related to the untimely identification/application of fiduciary cash. In the first quarter of 2023, we evaluated the materiality of these two errors in the December 31, 2022 balance sheet pursuant to guidance in ASC 250-10-45 and ASC 250-10-S99, which incorporates the guidance in Staff Accounting Bulletin (“SAB”) No. 99 “Materiality” and SAB No. 108 (SAB Topic 1.N: Quantifying Misstatements in Financial Statements). In accordance with such guidance, we concluded prior to the issuance of the 2023 Form 10-K and Q1 2023 Form 10-Q that the facts and circumstances relating to these two balance sheet errors did not present a substantial likelihood of affecting the judgment of a reasonable investor and, therefore, were not material.

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Statement of Cash Flows Reclassifications

The impact of the above-referenced balance sheet journal entries on the statement of cash flows for the fiscal years ended December 31, 2022 and 2021 (operating activities) was presented in Note 5 to the consolidated financial statements on pages 89 to 91 of our 2023 Form 10-K. In addition to these changes, we moved the net change in fiduciary assets and liabilities from the operating section to the financing section of the statement of cash flows. Ernst & Young LLP (“EY”) updated its interpretive guidance related to Accounting Standard Codification 230 – Statement of Cash Flows (ASC 230) in January 2022.1 Within the updated interpretive guidance, EY stated that when an entity recognizes cash or cash equivalents held on behalf of its customers on its balance sheet, because it controls the cash or cash equivalents, those amounts should be included in the statement of cash flows, regardless of what balance sheet line item those amounts are included in, which was consistent with the historical presentation in our statement of cash flows. The guidance also stated that the cash inflows and cash outflows from cash and cash equivalents held on behalf of customers should be classified based on the nature of the underlying cash flows and that it was understood that the Staff believes these cash flows are most appropriately classified as financing activities; however, classification as operating activities may also be acceptable. We note that Deloitte has similar guidance in its interpretative cash flow presentation guidance.

Based on this clarified interpretive guidance and changes made by our peer group, we revised the presentation of our consolidated statements of cash flows for the fiscal years ended December 31, 2023, 2022, and 2021 to move the presentation of net changes in fiduciary receivables and liabilities activity from the operating section to the financing section of the statement of cash flows. This reclassification had no impact on the consolidated statements of earnings, statements of comprehensive earnings or statements of stockholders’ equity for any period presented. Further, there was no change to any of our key metrics identified by management and deemed meaningful to our investors and analysts, as described in further detail in the following section.

Authoritative Guidance

•	ASC 250 - Accounting Changes and Error Corrections

•	ASC 205 - Presentation of Financial Statements

We evaluated the change in presentation of fiduciary assets and liabilities as an accounting change under ASC 250 and determined that our revised presentation of fiduciary assets and liabilities on the balance sheet and the change in fiduciary assets/liabilities (fiduciary cash) in the statement of cash flows was not related to an accounting change, as it was not the result of a change from the following: accounting principle, accounting estimate or reporting entity. The large accounting firms are generally aligned in their issued guidance that changes in presentation, unless GAAP otherwise provides for presentation alternatives (e.g., shipping/handling), are not changes in accounting policy but rather reclassifications.

[1]

See Section 4.7, “Change in Classification,” in Ernst & Young LLP, Statement of Cash Flows (July 2023), available at https://www.ey.com/en_us/assurance/accountinglink/financial-reporting-developments---statement-of-cash-flows (“The statement of cash flows guidance in ASC 230 is principles based. As such, there may be more than one acceptable presentation for certain cash flow classifications on the statement of cash flows. However, we believe cash flow presentation should be consistently applied to similar transactions. Nonetheless, if GAAP does not provide specific alternatives, we believe a change in classification from one acceptable classification to another is a reclassification and not a voluntary change in accounting principle. When an entity changes the classification of a cash flow item on the statement of cash flows, prior periods presented (if applicable) should be adjusted to reflect the new classification in accordance with ASC 205-10-45-3, and the change in presentation should be clearly disclosed in accordance with ASC 205-10-50-1”).

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We evaluated whether the change in presentation of the fiduciary asset and liabilities was the result of an error and determined that the Company’s change in presentation of fiduciary assets and liabilities on the balance sheet and the changes within the fiduciary assets/liabilities (fiduciary cash) and other lines in the operating section of the statement of cash flows was not the result of an accounting error. In addition, the movement of fiduciary assets/liabilities (i.e., impact on fiduciary cash) from the operating section to the financing section was not considered an accounting error. We considered the following in reaching the above determinations:

•	Our revised presentations, as well as our previous financial statements, were both in compliance with acceptable accounting methods.[2]

•

ASC 230 notes that all controlled cash and cash equivalents, including controlled funds held on behalf of third parties should be included in the statement of cash flows, which is consistent with our historical and revised presentations. However, regarding the presentation of the net change in fiduciary assets and liabilities within the statement of cash flows, there is diversity in practice related to the operating section or the financing section presentation. We understand that the Staff has a preference that such funds should be presented within the financing section, which is consistent with our revised presentation.

•

Since we became a public company in 1984, we have treated fiduciary assets and liabilities as part of our operations and presented the net change in fiduciary assets and liabilities in the operating section of the statement of cash flows as there was no formally issued accounting guidance related to this matter and we have earned interest income on most of the fiduciary cash we held. Thus, our accounting and presentation for fiduciary assets and liabilities in our financial statements was historically appropriate. In addition, we discussed the impact of fiduciary assets and liabilities on our net cash flows from operating activities in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our periodic reports under the former presentation.

•

In light of the changes in presentation to the statement of cash flows made by our peers, we reassessed the historical presentation and determined that the reclassification from the operating section to the financing section would provide more comparability for users of our financial statements. Further, moving the net change in fiduciary assets and liabilities to the financing section better reflects the characteristics of the Company coming into possession of funds with a direct offsetting liability obligation to distribute those funds either to the original party or to a third party designated by such original party (i.e., the carriers for premiums or the insureds for claims).

•	The revised presentation did not impact stockholders’ equity or any amounts in the statement of earnings.

[2]

See Section 6.1.2, “Error correction versus a reclassification,” in Ernst & Young LLP, Accounting changes and error corrections (September 2023), available at https://www.ey.com/en_us/assurance/accountinglink/financial-reporting-developments---accounting-changes-and-error- (“A reclassification is a change in classification of the amount presented in financial statements to conform the presentation of prior period(s) to the current period. Such a change maintains comparability among the periods presented. A reclassification is a change from one presentation that complies with US GAAP to another presentation that complies with US GAAP”).

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•

The revised presentation resulted in a change to where the related activity is presented in the statement of cash flows but did not materially impact net cash provided by operating activities or net cash (used) provided by financing activities.

Except for the immaterial balance sheet errors discussed below, we concluded that the changes in the presentation of the fiduciary assets and liabilities in the balance sheet and the statement of cash flows were not the result of an error.

We next referred to ASC 205. We determined that since the fiduciary balance sheet changes discussed above did not meet the requirements of a change in accounting principle and were not the result of an error, then the changes were the result of a change in presentation per ASC 205.

A change in presentation is usually not considered an accounting change and therefore does not require retrospective application under ASC 250.3 However, we determined that consistent with the general requirements of ASC 205, we would revise prior-period information to conform to the presentation in the current period. Additionally, consistent with the general requirements of ASC 205, we determined that we should provide the following disclosures in the period of the change:

•	The nature of and reason for the revised presentation.

•	The fact that comparative information had been revised.

The revised presentation achieved two primary goals:

•	Aligned the Company’s presentation with that of our peers. See our peers’ Annual Reports on Form 10-K for 2022 and 2023.

•

Improved the transparency of the fiduciary assets and liabilities in our balance sheet and statement of cash flows to better enable our investors, analysts and rating agencies to evaluate and model our financial information.

[3]

See id., Section 3.4.3, “Assessing reclassifications for a voluntary change in accounting principle” (“ASC 250 does not provide specific discussion on determining whether a reclassification would be considered a change in accounting principle. However, while PCAOB Auditing Standard No. 2820, Evaluating Consistency of Financial Statements (AS No. 2820), is applicable to auditors, it may provide constructive information for entities to consider. Under AS No. 2820, changes in classification in previously issued financial statements do not require recognition in the auditor’s report unless the change represents the correction of a material misstatement or a change in accounting principle. A material change in financial statement classification and the related disclosure should be evaluated to determine whether the change is a permissible reclassification . . . . , a change in accounting principle . . . or a correction of a material misstatement . . . . An example of a correction of a misstatement may be a reclassification of cash flows from the operating activity category to the financing activity category if the initial inclusion in the operating category was not in accordance with US GAAP. Entities should also determine whether the applicable ASC Topic addresses the accounting for classifications. For example, ASC 740-10-45-25 states that penalties associated with an uncertain tax position may be classified as either income tax expense or another expense classification based on an accounting policy election. If the entity changes the classification from the accounting policy decision, that would be considered a change in accounting principle. We believe changes in classification among key financial statement sections (e.g., a change in the classification of shipping and handling activities on the income statement) would generally be considered a change in accounting principle. .. . . Otherwise, when US GAAP is silent about presentation, and a company changes from one acceptable presentation to another, the change generally represents a reclassification and is not a change in accounting principle. For example, if US GAAP does not provide specific alternatives, we believe a change in cash flow classification on the statement of cash flows from one acceptable classification to another is a reclassification and not a voluntary change in accounting principle”).

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Balance Sheet Reclassifications

During the execution of the fiduciary asset and liability reclassification project, we prepared a series of prior-period reclassification entries (for 2021 and 2022) to provide more comparability and transparency for our fiduciary assets and liabilities. The project primarily resulted in the reclassification of all known fiduciary assets and liabilities to quantify and summarize all fiduciary assets and liabilities into separate lines in the consolidated balance sheet. These reclassifications are considered to be changes in presentation. The fiduciary reclassification project also included journal entries to correct the presentation of the improper gross-up of some former Willis Re (as defined below) fiduciary-related receivables and payables and the presentation of unapplied and unidentified fiduciary cash that were specifically identified during this project as further explained below.

Willis Re Gross-Ups:

On December 1, 2021, we acquired substantially all of the WTW treaty reinsurance brokerage operations (“Willis Re”) for an initial gross consideration of $3.25 billion, and potential additional consideration of $750 million subject to certain third-year revenue targets. As part of this acquisition, we entered into a multi-year transitional services agreement with WTW (the “TSA”).

The improper gross-up of some former Willis Re fiduciary receivables and payables was related to amounts prepared by WTW (under the TSA and WTW revenue/billing system) and recorded by the Company in the monthly interfaces received from WTW. The Willis Re fiduciary-related receivables and payables amounts were prepared using WTW’s accounting policy related to billed receivables, which is different than the Company’s accounting policy. Specifically, our policy is to net the commissions (i.e., premiums receivable that are to be remitted to insurance carriers are presented net of any brokerage commission or fees) while WTW’s presentation was on a gross basis (i.e., premiums receivable that are to be remitted to insurance carriers are presented gross and the commission is tracked separately). This accounting error was discovered in Q1 2023 and corrected to apply our accounting policy as part of the fiduciary reclassification project. During this project we conducted an in-depth analysis of how invoiced transactions were booked within WTW’s revenue/billing system and noted a difference from our accounting process. Thus, this was a deficiency in our controls related to the conforming accounting policy analysis that was performed as part of our integration in 2022 of the Willis Re acquisition. Our monthly financial controls process related to WTW journal entries was adjusted in Q1 2023 to properly address this matter going forward. This error impacted the consolidated balance sheets as of December 31, 2022 ($448.2 million) and 2021 ($63.1 million), resulting in an overstatement of both premium and fees receivable (fiduciary assets) and premiums payable to underwriting enterprises (fiduciary liabilities) by the same amounts.

Unapplied and Unidentified Fiduciary Cash:

In addition, we reclassified the offset of unapplied and unidentified fiduciary cash from fiduciary assets to fiduciary liabilities, which resulted from a lack of timely review of the unidentified and unapplied balance sheet offsets related to fiduciary cash that should have been reclassified to fiduciary assets, as further explained in “Evaluation of Internal Control over Financial Reporting.” This error impacted the December 31, 2022 ($101.2 million) and 2021 ($45.8 million) consolidated balance sheets, resulting in an understatement of both premium and fees receivable (fiduciary assets) and premiums payable to underwriting enterprises (fiduciary liabilities) by the same amounts.

Regarding these errors:

•	They related to the consolidated balance sheet only and had no impact on the consolidated statements of earnings, equity or cash flows, or on our net earnings or earnings per share.

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•	They were not material to our consolidated balance sheet. The impact on the consolidated balance sheet as of December 31, 2022 was 1.4% of total assets and 1.9% of total liabilities.

•	They had no impact on trends in premium and fees receivable (fiduciary assets) or premiums payable to underwriting enterprises (fiduciary liabilities).

•

Premium and fees receivable (fiduciary assets) (3.0% impact on this line), premiums payable to underwriting enterprises (fiduciary liabilities) (2.5% impact on this line) and other accrued liabilities (5.0% impact on this line) were not financial statement lines that are meaningful to our investors.

Analysis of Materiality under SAB 99

As discussed above, there were two balance sheet errors noted from the fiduciary asset and liability reclassification project. The first balance sheet error related to the incorrect application of our accounting policy in connection with the Willis Re acquisition in December 2021, which resulted in a gross-up misstatement of both the fiduciary assets and liabilities on the consolidated balance sheet as of December 31, 2022 and 2021. The second balance sheet error related to the untimely identification and application of fiduciary cash.

To evaluate the materiality of these two errors in the December 31, 2022 balance sheet, we considered the guidance in ASC 250-10-45 and ASC 250-10-S99, which incorporates the guidance in SAB No. 99 “Materiality” and SAB No. 108 (SAB Topic 1.N: Quantifying Misstatements in Financial Statements). In accordance with the guidance, we considered both quantitative and qualitative factors in our assessment of materiality as described below.

Quantitative Analysis:

We have analyzed the impact of these balance sheet errors from a quantitative perspective to determine materiality as follows:

The Company has identified four key metrics that are deemed to be meaningful to our investors and analysts, namely: revenue growth, operating margin, net earnings and net earnings per share and their corresponding non-GAAP metrics, which are organic revenue growth, adjusted EBITDAC margin, EBITDAC and adjusted diluted earnings per share (collectively, our “key metrics”). Management believes that these key metrics are important when making meaningful period-to-period comparisons and are helpful to investors and analysts when they assess and make determinations regarding our financial performance. Management also uses these key metrics to assess operating performance and performance for purposes of compensation. The balance sheet errors did not impact any of our key metrics for any period presented in the 2023 Form 10-K, nor did they have an impact on any key metric for any preceding year. Additionally, there was no impact to the consolidated statements of earnings, statements of comprehensive earnings or statements of stockholders’ equity for any period presented in the 2023 Form 10-K.

Because of the impact to certain line items within the balance sheets and the statements of cash flows and consistent with ASC 205-10-50-1, the Company provided a full quantitative reconciliation for the periods presented in Note 5 to our consolidated financial statements on pages 89 to 91 of the 2023 Form 10-K and in the interim Form 10-Qs filed in each quarter of 2023.

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Qualitative Analysis:

We also analyzed the impact of the two errors from a qualitative perspective to determine materiality. The determination of whether an error is material is an objective assessment focused on whether there is a substantial likelihood it is important to the reasonable investor. Management and our investors measure the operating performance of the Company based on our key metrics, which are consistently reported on a quarterly basis. We believe that the impact of an error on these key metrics is what is most meaningful to investors. As such, since these balance sheet errors do not impact our key metrics, consolidated statements of earnings, statements of comprehensive earnings or statements of stockholders’ equity, we concluded that the balance sheet errors would not be considered meaningful to our investors.

The qualitative factors that we considered included the following:

•

The misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. These errors arose from an item capable of precise measurement, rather than an estimate.

•	The misstatement masks a change in earnings or other trends. As these errors were balance sheet misstatements, they have no effect on earnings or other trends.

•

The misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. Our analysts estimate expectations for certain non-GAAP metrics, including organic revenue growth, adjusted EBITDAC margin, EBITDAC and adjusted earnings per share. As the balance sheet errors had no effect on earnings or any of the Company’s key metrics for any period presented, these errors do not hide a failure to meet analysts’ expectations for those periods.

•	The misstatement changes a loss into income or vice versa. As noted above, these balance sheet errors had no impact on earnings and therefore could not change a loss into income or vice versa.

•

The misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The misstatements had no impact on the Company’s operations or profitability.

•	The misstatement affects the registrant’s compliance with regulatory requirements. There are no known impacts with any regulatory requirements related to this misstatement.

•

The misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. Compliance with loan covenants and other contractual requirements was not affected by these balance sheet errors.

•

The misstatement has the effect of increasing management’s compensation. Management compensation is based on certain revenue and profitability metrics. As the misstatement had no impact on revenue or income, these balance sheet errors had no impact on management incentives.

•	The misstatement involves concealment of an unlawful transaction. These balance sheet errors do not involve concealment of an unlawful transaction.

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•

The misstatement demonstrates volatility in market trends or significant positive/negative reactions from the investing public. These balance sheet errors were not impacted by volatility in market trends, and we did not observe any negative reactions from the investing public following the disclosure of the change in presentation in our Form 10-Q for the quarterly period ended March 31, 2023.

•

The misstatement affects entity-specific trends and performance metrics that may influence investment decisions. As stated above, the Company has identified certain key metrics that are believed to be meaningful to our investors as they make period-to-period comparisons and assess operating performance. These balance sheet errors had no impact on any key metric for the periods presented nor did they have an impact on any key metric for any preceding year.

•

The misstatement is a one-time item and does not alter investors’ perceptions of key trends affecting the entity. As stated above, no key metrics or trends were impacted by these balance sheet errors and, therefore, management believes that these errors did not alter investors’ perceptions. However, for comparability purposes, the correction made in the 2023 Form 10-K revised all periods presented.

•	The misstatement relates to items involving related parties or known users. These balance sheet errors did not involve related parties or known users.

•

The misstatement causes the disclosures to not be adequate or omit information not specifically required by U.S. GAAP but is important to the understanding of the financial statements or conveys something in a false or misleading manner. These balance sheet errors did not cause the financial disclosures on Forms 10-K or Forms 10-Q to be inadequate, and we do not believe these errors caused the financial statements to be misleading regarding our operating results, liquidity, or financial condition.

•

The misstatement affects other information communicated in documents containing audited financial statements that may reasonably be expected to influence economic decisions of the users of the financial statements (i.e. management discussion and analysis). These balance sheet errors did not impact any key metrics and the reclassifications we made did not appear to receive a negative or positive reaction from investors once disclosed, and they are not expected to influence investors’ economic decisions.

Based on the foregoing analysis, we concluded prior to issuance of the 2023 Form 10-K and Q1 2023 Form 10-Q that the facts and circumstances relating to these balance sheet errors did not present a substantial likelihood of affecting the judgment of a reasonable investor and, therefore, were not material.

Evaluation of Internal Control over Financial Reporting

In evaluating the two errors described above, the Company also evaluated whether control deficiencies existed or exist in our internal controls over financial reporting (“ICFR”). In doing so, we performed a comprehensive analysis surrounding the cause of the errors and evaluated whether any identified control deficiencies could represent a material weakness or significant deficiency.

In evaluating the existence of a material weakness, we reviewed indicators outlined in the Public Company Accounting Oversight Board’s Auditing Standard 2201 – An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.

In evaluating the existence of a control deficiency, we considered the design and operating effectiveness of our quarterly financial close procedures, specifically those controls over the preparation and review of our consolidated balance sheet. With respect to the consolidated balance sheet, the Company conducts detailed reviews on a quarterly basis and account reconciliations on a monthly basis. We specifically considered the following in our assessment of the existence of a control deficiency.

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With respect to the error related to the Willis Re acquisition, this deficiency was unremediated as of December 31, 2022 and 2021. Once the deficiency was discovered we properly conformed the legacy WTW accounting policies and procedures that gave rise to the error to our own in the first quarter of 2023 and remediated this control deficiency. Willis Re was a significant acquisition in December 2021, and unlike all of our other acquisitions, we had to utilize and rely on WTW to provide back-office support under the TSA from December 2021 through 2023. We identified a control gap in our business combination process specifically related to the Willis Re acquisition as we failed to identify the differences in the net versus gross presentation of premium receivables between us and WTW/Willis Re, which resulted in a difference in accounting of fiduciary receivables/payables. We have a key control in which management completes a business combination analysis for significant acquisitions and, as part of this process, management aligns all significant accounting policies to our policies. Management was focused on such policies at the time of the acquisition but overlooked some less significant accounting policies. This was an operating issue with the application of the control, and has been remediated. We determined that this issue did not rise above the level of a control deficiency given the following considerations:

•

With the exception of Willis Re, we have not completed any other acquisitions where we rely on the selling company to provide back-office support for the acquired business. Typically, our acquisitions are integrated into our existing processes within six months and, therefore, integrated into our existing accounting policies. Accordingly, this control deficiency was isolated to the Willis Re acquisition.

•

We quantified the total impact of this error and subjected all Willis Re balances, regardless of materiality, to a review as part of this fiduciary asset and liability reclassification project. Therefore, the maximum impact was quantified.

•

Given that this error was due to a difference in balance sheet accounting policies between us and WTW, this was solely a gross versus net misstatement and did not have any impact on our statement of earnings.

•

While the balance sheet and statement of cash flows are important to investors, the error did not impact the users of the financial statements who are focused on statement of earnings metrics such as revenue growth, EBITDAC and our other key metrics.

With respect to the unidentified and unapplied cash error, we have accounts for recording the offsets to the unidentified and unapplied cash that was received but normally the accounts are cleared timely so that the balances of unidentified and unapplied cash are not material and the balance of the accounts are not significant. The beginning and end of period cash, cash equivalents, restricted cash and fiduciary cash amounts were not impacted by this error. This error was due to the lack of timely review of the unidentified and unapplied balance of fiduciary cash that should have been reclassified to fiduciary assets. Although it is treated as an error, the balance would never be significant enough before it would be identified, primarily due to compensating controls over account reconciliations and the process around application of cash received within the receivables process. This was determined to be a control deficiency for lack of timely review that was remediated by updating our cash application policy and correcting the error in the first quarter of 2023.

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We concluded that there were no systemic companywide issues related to the identification of these errors and that our processes did not fail to prevent a material misstatement. As discussed above, management concluded that the impact of these errors on certain line items in the consolidated balance sheet was not qualitatively meaningful to our investors due to the lack of impact on any key metrics and the other qualitative factors analyzed above. As such, management believes that the revisions made did not represent a material weakness in our internal controls over financial reporting.

We further did not identify a significant deficiency based on our review of underlying controls, discussed in detail above. However, as part of our quarterly governance disclosure process, the Audit Committee was informed of management’s findings and our conclusions prior to the issuance of our earnings release and the filing of our Form 8-K for the first quarter of 2023 on April 27, 2023, which included a disclosure of the change in presentation of fiduciary assets and liabilities in the first quarter of 2023.

* * *

We acknowledge that Arthur J. Gallagher & Co. and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me at doug_howell@ajg.com or 630-285-3500 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Douglas K. Howell

Douglas K. Howell
Chief Financial Officer

cc:	Walter D. Bay, Vice President & General Counsel

Richard C. Cary, Chief Accounting Officer

Ronald Genty, Ernst & Young LLP

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP